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EXHIBIT 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)

	Year Ended December 31,
	2000	1999	1998

NET INCOME PER SHARE - BASIC
Weighted average common shares outstanding	20,017	19,983	19,659

Net income available to common shareholders	$35,338	$32,125	$26,111

Net income per share - basic	$1.77	$1.61	$1.33

NET INCOME PER SHARE - DILUTED
Weighted average common shares outstanding	20,017	19,983	19,659
Net effect of dilutive stock options based on the treasury stock method using the average market price	246	375	374

Total	20,263	20,358	20,033

Net income available to common shareholders	$35,338	$32,125	$26,111

Net income per share - diluted	$1.74	$1.58	$1.30

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IHOP CORP. AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (In thousands, except per share data)